EXHIBIT 4.3

As of February 27, 2020, Blackstone / GSO Secured Lending Fund (“we” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common shares of beneficial interest, par value $0.001 (“Shares”).
Description of Common Shares of Beneficial Interest

The following description of our Shares is a summary of the material terms and provisions that apply to our Shares. The summary does not purport to be complete. The summary is subject to and qualified in its entirety by reference to our Third Amended and Restated Agreement and Declaration of Trust (“Declaration of Trust”), which is incorporated by reference into our Annual Report on Form 10-K and are incorporated by reference herein. We encourage you to carefully review our Declaration of Trust for additional information.

General
The terms of the Declaration of Trust authorize an unlimited number of Shares, which may include Preferred Shares, none of which are outstanding as of the date of this Registration Statement. There is currently no market for the Shares, and there can be no assurance that a market for the Shares will develop in the future.
Shares
Under the terms of the Declaration of Trust, we retain the right to issue our Shares during the Private Offering, and payment for such Shares may be made over time as the Board of Trustees determines. In addition, Shareholders are entitled to one vote for each Share held on all matters submitted to a vote of Shareholders and do not have cumulative voting rights. Accordingly, subject to the rights of any outstanding Preferred Shares, holders of a majority of the Shares entitled to vote in any election of trustees may elect all of the trustees standing for election. Shareholders are entitled to receive proportionately any dividends declared by the Board of Trustees, subject to any preferential dividend rights of outstanding Preferred Shares. Upon our liquidation, dissolution or winding up, the Shareholders will be entitled to receive ratably our net assets available after the payment of all debts and other liabilities and will be subject to the prior rights of any outstanding Preferred Shares. Shareholders have no redemption or preemptive rights. The rights, preferences and privileges of Shareholders are subject to the rights of the holders of any series of Preferred Shares that we may designate and issue in the future.
Transfer and Resale Restrictions
Shareholders may not sell, assign, transfer or otherwise dispose of (a “Transfer”) any Shares unless (i) the Adviser and, if required by our lending arrangements, our lenders give consent and (ii) the Transfer is made in accordance with applicable securities laws. No Transfer will be effectuated except by registration of the Transfer on our books. Each transferee must agree to be bound by these restrictions and all other obligations as a Shareholder.

Redemptions by the Fund
Each Share is subject to redemption (out of the assets of the Fund) by the Fund at the redemption price equal to the then current net asset value per Share of the Fund determined in accordance with the Declaration of Trust at any time if the Trustees determine in their sole discretion that a Shareholder has breached any of its representations or warranties contained in such Shareholder’s subscription agreement with the Fund, and upon such redemption the holders of the Shares so redeemed shall have no further right with respect thereto other than to receive payment of such redemption price.